Issuance of Redeemable Preferred Shares

Following approval at the BOD meeting held on April 7, 2011, Shinhan Financial Group decided to issue Redeemable Preferred Shares (“RPS”). A total number of 12,000,000 RPS
(non-dilutive) will be issued at 100,000 won per share (par value 5,000 won), aggregating net proceeds to KRW 1.2 trillion.

The issuing shares are cumulative and non-participating redeemable preferred shares with no maturity dates. However, the issuer has the right to redeem these shares at any time during the period commencing on the fifth anniversary of the issuance date until the 20th anniversary of the issuance date.

The expected settlement date, April 20, 2011 and issuance date, April 27, 2011, are subject to change, depending on approval by relevant regulatory authorities.

<Dividend Rates>

The specific dividend rate for the RPS will be as follows, taking into consideration the retention period by shareholders.

Dividend rate of the year shares are issued (referred to as “1st fiscal year,” the following years will be referred to as the “Xth fiscal year”)

•	D% of issue price X {365 — (Number of days past from beginning of 1st fiscal year to the day before issuance)} / 365

*	D%: the arithmetic average of 5 business days’ 5year treasury rates immediately preceding, and not inclusive of, the issuance date + 150bp

Dividend rate from 2nd fiscal year to the 5th fiscal year

- D% of issue price

Dividend rate of 6th fiscal year

•	{D% of issue rate X (Number of days past from beginning of 6th fiscal year to the day before issuance of the 6th fiscal year) / 365} + {R% of issue price X (Number of days past starting from the issue date of the
6th fiscal year to the last day of the 6th fiscal year) / 365}

*	R%: the arithmetic average of 5 business days’ 5year treasury rates immediately preceding, and not inclusive of, the 5th anniversary of the issuance date + 150bp + 100bp

Dividend rate of the 7th and following fiscal years

- R% of issue price

<Details of Third Party Assignment>

Please refer to the table below for details related to the third party allocation of shares.

Assignment Party	Allocated Number of Shares

Korea Post	3,000,000

National Pension Service	2,000,000

Daegu Bank	1,000,000

Heungkuk Life Insurance	1,000,000

Dongbu Insurance	900,000

Daishin Securities Co., Ltd.	700,000

Tong Yang Securities Inc.	700,000

Shinyoung Securities Co., Ltd.	700,000

Kyobo Life Insurance Co., Ltd.	500,000

Kyobo Securities Co., Ltd.	500,000

Korea Investment & Securities Co., Ltd.	500,000

Mirae Asset Life Insurance	300,000

Wooriaviva Life Insurance Co., Ltd.	200,000